Covington & Burling LLP

BEIJING BRUSSELS LONDON NEW YORK	BRUCE C. BENNETT
SAN DIEGO SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON	THE NEW YORK TIMES BUILDING
620 EIGHTH AVENUE
NEW YORK, NY 10018-1405

T 212.841.1060
bbennett@cov.com

September 22, 2014

Mr. Todd K. Schiffman
Ms. Jessica Livingston
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Trustmark Corporation
File No. 000-03683
Form 10-K for the fiscal year ended December 31, 2013

Ladies and Gentlemen:

On behalf of our client, Trustmark Corporation (“Trustmark”), we submit the following response to the comment on the above-referenced Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”).  The comment was contained in the Staff’s letter to Trustmark dated September 18, 2014, responding to supplemental materials filed by Trustmark on August 27, 2014.

Prior Comment 5:  We note your response and restate the comment.  Although you have identified the Principal Accounting Officer in the first signature block, the Principal Financial Officer and Principal Accounting Officer must also sign on behalf of the registrant in the second signature block.  Please amend the second signature block where the 10-K is signed on behalf of the registrant to include the Principal Financial Officer and either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

Response to Prior Comment 5:

In the first signature block for future filings of Form 10-K, a single authorized officer will sign on behalf of Trustmark.  We confirm that the signature of a single authorized officer will bind Trustmark for purposes of execution and delivery of the Form 10-K.  In the second signature block for future filings of Form 10-K, the Chief Executive Officer, the Principal Financial Officer and the Principal Accounting Officer, as well as at least a majority of the board of directors, will sign the Form 10-K.  As you know, the positions of Principal Financial Officer and Principal Accounting Officer at Trustmark are currently held by the same person (Louis Greer).

* * * * *

Trustmark has authorized us to confirm, on its behalf, to the Staff the following with respect to its 2013 Form 10-K:

•	Trustmark is responsible for the adequacy and accuracy of the disclosure in the 2013 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2013 Form 10-K; and

•	Trustmark may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, please contact the undersigned at 212.841.1060 or at bbennett@cov.com, or contact Louis Greer, Treasurer, Principal Financial Officer and Principal Accounting Officer of Trustmark, at 601.208.2310 or at lgreer@trustmark.com.

Sincerely,

/s/ Bruce C. Bennett

Bruce C. Bennett

cc:	Mr. Gerard R. Host
Mr. Louis E. Greer
Mr. T. Harris Collier, III
Trustmark Corporation

Mr. R. Michael Summerford
Chair of the Audit and Finance Committee of Trustmark Corporation